Form 40-F
period 2011-12-31
MERCATOR MINERALS LTD
filed 2012-04-02
CIK 1286798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number:  000-54543

Mercator Minerals Ltd.
 (Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
1050-625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6
(604) 694-0005
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation 111 EighthAvenue New York, NY 10011 (800) 624-0909
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                                                                           ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 259,014,300 common shares were issued and outstanding as of December 31, 2011

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒Yes     ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).   ☐Yes     ☐No

EXPLANATORY NOTE

Mercator Minerals Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Statements concerning mineral reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization and in the case of mineral reserves reflect conclusions based on certain assumptions that a mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to precious and base metal price fluctuations;
●	risks related to fluctuations in the currency markets (particularly the Mexican Peso, Canadian dollar and United States dollar);
●
risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;

●	uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
●	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
●
risks related to mineral reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

●	risks related to governmental regulations and obtaining necessary licenses and permits;
●	risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations;
●	risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
●	risks relating to inadequate insurance or inability to obtain insurance;
●	risks related to potential litigation;
●	risks related to the global economy;
●	risks related to environmental laws;
●	risks related to the volatility of the Company’s share price;
●	risks related to the Company’s limited history of earning and operations;
●
risks related to some of the Company's properties being located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, obtaining financing, finding and hiring qualified people or obtaining all necessary services for the Company's operations in Mexico;

●	risks related to the Company’s status as a foreign private issuer; and
●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), and they are subject to Canadian auditing and auditor independence standards.  The financial statements are the Company’s first annual financial statements presented in accordance with IFRS.  Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP and they may not be comparable to financial statements of United States companies.

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is to be used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of contained pounds and ounces in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  In order for Mercator to advance its interests at Mineral Park, El Pilar and El Creston, the projects will be subject to a number of Federal, State and local laws and regulations in the US or Mexico and will require permits to conduct its activities.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.0170.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the date covered by this annual report. Based on that evaluation, management, the CEO and the CFO have concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2011.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for the design and effectiveness of internal control over financial reporting (“ICFR”). Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

● Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

● Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

● Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company’s financial statements.

The Company uses the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Framework) to design ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of internal control over financial reporting as at December 31, 2011. Based on this assessment, management, the CEO and the CFO concluded that the Company‘s ICFR were not effective due to the material weaknesses noted below.

Ineffective controls at the entity level - The Company determined that two deficiencies existed within the entity-level controls related to the control environment, risk assessment, and monitoring function, resulting in a material weakness in each of these respective components. The deficiency in each of these individual COSO components represents a separate material weakness. The Company‘s management determined that the weaknesses were primarily attributable to a lack of an effective budgeting process and a company-wide code of conduct.

In 2011 there were several new additions to the board of directors and management. Subsequent to joining the Company, the board of directors and management have been working together to address deficiencies and formalize processes to enhance overall corporate governance. The Company has already implemented a budgeting process for 2012 and management presented a budget to the board of directors for approval. The Company is in the process of enhancing its corporate governance policies and the board of directors will revise or implement, and approve new corporate governance charters or policies (as applicable) addressing the governance and nominating committee, and code of business conduct and ethics which are being adopted going forward. The Company has also adopted health and safety, and environmental policies in 2011.

Ineffective controls to ensure the appropriate review and monitoring of its compliance with certain of its debt covenants – The Company determined that it does not have effective controls over the monitoring of compliance with debt covenants which has resulted in the existence of covenant violations and the reclassification of long-term debt as a current liability.

The Company has initiated processes to ensure all debt transactions are reviewed and accounted for correctly. This will include completion of a comprehensive checklist to assess and document compliance with all debt covenants.

Management believes that the remediation plans effectively remediate these material weaknesses, subject to testing in fiscal 2012 as part of the Company's annual assessment of the effectiveness of internal control over financial reporting.

Limitation of Controls and Procedures

Any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

Changes in Internal Control over Financial Reporting

Other than changes related to remediation plan activities, there has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this annual report.

Auditor’s Attestation Report

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

NOTICES PURSUANT TO REGULATION BTR

Not Applicable

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Item 8 - Committees of the Board of Directors – Audit Committee” contained in the Company’s AIF is incorporated by reference herein. In the opinion of the Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act) and are financially literate. The Board has determined that John H. Bowles is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

CODE OF ETHICS

The Company has adopted an Ethics and Conflict of Interest Policy that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company’s Ethics and Conflict of Interest Policy is filed as Exhibit 99.4 to this annual report on Form 40-F, and is incorporated by reference herein.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2011.  Shareholders may submit a request online at the Company’s website www.mercatorminerals.com for a free printed copy of the Code.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed in Canadian dollars to the Company by KPMG LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31
	2011	2010
Audit	Cdn$ 728,100.00	Cdn$667,925.00

Audit Related	Cdn$50,000.00	$ –
Tax	Cdn$72,070.00	Cdn$54,625.00
All Other Fees	$ –	$ –
Total	Cdn$850,170.00	Cdn$722,550.00

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves engagements for audit and non-audit services provided by the external auditors or their affiliates, together with estimated fees and potential issues of independence. All of the services described above under the heading “Principal Accountant Fees and Services – Independent Auditors” were approved in conformity with the Audit Committee’s pre-approval process.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of US dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 -5 years	5 years
Accounts Payable	$49,472	$49,472	$-	$-	$-
Long-Term Debt Obligations	158,788	24,030	100,631	29,909	4,218
Interest on Long Term obligations	16,087	7,583	7,069	1,332	103
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities:
Asset Retirement Obligations	19,100	–	–	–	19,100
Deferred Revenue	–	–	–	–	–
Derivative Instruments	40,011	11,410	19,717	8,884	–
Total	$283,458	$92,495	$127,417	$40,125	$23,421

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators (or that have operations), or that have a subsidiary that is an operator (or that has operations), of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities.   The Company has reportable information under Section 1503(a) that is presented in Exhibit 99.5 to this annual report on Form 40-F, and is incorporated by reference herein.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 8, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX The following exhibits have been filed as part of this annual report:
Exhibit	Description

99.1	Annual Information Form dated March 30, 2012 for the year ended December 31, 2011
99.2	Audited Consolidated Annual Financial Statements for the years ended December 31, 2011 and 2010 together with the report of the auditors thereon
99.3	Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010
99.4	Ethics and Conflict of Interest Policy
99.5	Mandated mine safety and other regulatory matters

Certifications
99.6	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.10	Consent of KPMG LLP
99.11	Consent of Eric Olson
99.12	Consent of Range Consulting Group, LLC
99.13	Joseph M. Keane
99.14	KD Engineering
99.15	David Kidd
99.16	Golder Associates Inc.
99.17	Thomas L. Drielick
99.18	M3 Engineering & Technology Corporation
99.19	Mike Hester
99.20	Independent Mining Consultants, Inc.
99.21	Gary Simmerman
99.22	Mike Broch
99.23	Mike Makarenko
99.24	JDS Energy & Mining Inc.
99.25	Alberto Bennett
99.26	John Drier
99.27	Ali Sheykholeslami
99.28	Kenneth Meikle
99.29	Allan Reeves
99.30	Gilles Arseneau
99.31	Hoe Teh
99.32	David Visagie
99.33	Hoe Teh Consulting Inc.
99.34	Mike Johnson
99.35	SRK Consulting (Canada) Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MERCATOR MINERALS LTD.

By: /s/ D. Bruce McLeod Name: D. Bruce McLeod Title: Chief Executive Officer

 Date: March 30, 2012